UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐     Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 26, 2024	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Report of Voting Results April 26, 2024

Item 1

VIA SEDAR

April 26, 2024

To:	Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Nova Scotia Securities Commission

Ontario Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

RE:	Canadian National Railway Company Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Friday, April 26, 2024, at 10:00 a.m. (Eastern Daylight Time) via live webcast (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. The 11 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 11 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES AGAINST	%
Shauneen Bruder	491,056,956	99.14%	4,246,242	0.86%
Jo-ann dePass Olsovsky	490,656,048	99.06%	4,647,283	0.94%
David Freeman	492,742,471	99.48%	2,560,864	0.52%
Denise Gray	492,334,756	99.40%	2,968,574	0.60%
Justin M. Howell	491,141,171	99.16%	4,162,163	0.84%
Susan C. Jones	492,826,766	99.50%	2,476,567	0.50%
Robert Knight	492,786,125	99.49%	2,517,211	0.51%
Michel Letellier	491,959,180	99.32%	3,344,155	0.68%
Margaret A. McKenzie	490,981,602	99.13%	4,321,731	0.87%
Al Monaco	490,856,506	99.10%	4,446,827	0.90%
Tracy Robinson	494,648,299	99.87%	653,237	0.13%

2.	Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders by a majority of the shareholders on vote by ballot. The percentage of common shares voted “FOR” the appointment of the auditors was 90.94% of the common shares represented at the Meeting, as follows:

Votes FOR — 460,862,986 (90.94%)

Votes WITHHELD — 45,923,202 (9.06%)

3.	Resolution confirming the adoption of By-Law no. 2 relating to the Advance Nominations of Directors of the Company

A ballot was conducted with respect to the confirmation of By-Law no. 2 relating to the Advance Nominations of Directors of the Company (“By-Law no. 2”). The resolution confirming the adoption of By-Law no. 2 was approved by a majority of votes cast “FOR” the resolution, as follows:

Votes FOR — 494,006,370 (99.74%)

Votes AGAINST — 1,296,967 (0.26%)

4.	Resolution approving amendments to the Company’s Management Long-Term Incentive Plan

A ballot was conducted with respect to the approval of certain proposed amendments to the Company’s Management Long-Term Incentive Plan (the “MLTIP”). The resolution approving the amendments to the MLTIP was approved by a majority of votes cast “FOR” the resolution, as follows:

Votes FOR — 487,675,779 (98.46%)

Votes AGAINST — 7,627,128 (1.54%)

5.	Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to executive compensation. The percentage of common shares voted “FOR” the Company’s approach to executive compensation was 97.41% of the common shares represented at the Meeting, as follows:

Votes FOR — 482,455,061 (97.41%)

Votes AGAINST — 12,847,839 (2.59%)

6.	Non-binding Advisory Resolution on CN’s Climate Action Plan

A ballot was conducted with respect to the non-binding advisory vote on the Company’s Climate Action Plan. The percentage of common shares voted “FOR” the Company’s Climate Action Plan was 97.51% of the common shares represented at the Meeting, as follows:

Votes FOR — 482,962,958 (97.51%)

Votes AGAINST — 12,339,955 (2.49%)

7.	Shareholder Proposal

A ballot was conducted with respect to the adoption of a shareholder proposal (the “Shareholder Proposal”) submitted by Vancity Investment Management Ltd. and supported by Reynders, McVeigh Capital Management. A majority of the common shares represented at the Meeting voted “AGAINST” the Shareholder Proposal, as follows:

Votes FOR — 49,144,727 (9.92%)

Votes AGAINST — 446,158,485 (90.08%)

Yours truly,

/s/ Cristina Circelli
Vice-President, Corporate Secretary and General Counsel